UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
                         -----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                        -------------------------------
                         (Title of Class of Securities)

                                    741929103
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 1997
                             ---------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 27 Pages

                                                              Page 2 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  796,950/1/
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            796,950/1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            796,950/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                    4.40%/1/

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                              Page 3 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  796,950/1/
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            796,950/1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            796,950/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                    4.40%/1/

14       Type of Reporting Person*

                  PN; IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                              Page 4 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  796,950/1/
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            796,950/1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            796,950/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                    4.40%/1/

14       Type of Reporting Person*

                  CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                              Page 5 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  796,950/1/
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            796,950/1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            796,950/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.40%/1/

14       Type of Reporting Person*

                  OO; IA
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                              Page 6 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,275,119/1/
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,275,119/1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,275,119/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    6.98%/1/

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                              Page 7 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  796,950/1/
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            796,950/1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            796,950/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.40%/1/

14       Type of Reporting Person*

                  IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                              Page 8 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C PHOENIX HOLDINGS, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 478,169/1/
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   478,169/1/
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            478,169/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.66%/1/

14       Type of Reporting Person*

                  OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                              Page 9 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  478,169/1/
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            478,169/1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            478,169/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.66%/1/

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                             Page 10 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  478,169/1/
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            478,169/1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            478,169/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.66%/1/

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                             Page 11 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  215,537/1/
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   215,537/1/
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            215,537/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.12%/1/

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                             Page 12 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  99,618/1/
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   99,618/1/
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            99,618/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    0.56%/1/

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                             Page 13 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  315,155/1/
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   315,155/1/
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            315,155/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.76%/1/

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                             Page 14 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  315,155/1/
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   315,155/1/
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            315,155/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.76%/1/

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                             Page 15 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DR. PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [_]
                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  315,155/1/
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,275,119/1/
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   315,155/1/
    With
                           10       Shared Dispositive Power
                                            1,275,119/1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,590,274/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    8.64%/1/

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

/1/      See Item 5.

                                                             Page 16 of 27 Pages

                    This Amendment No. 1 on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Primus Telecommunications Group, Incorporated (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated as of January 1, 1997 (the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that certain warrants to purchase Shares held for the accounts of certain of the Reporting Persons will become exercisable for Shares on July 31, 1997, sixty days from the event date hereof. As a result, the percentage of the total number of outstanding Shares of which certain of the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

ITEM 2.             IDENTITY AND BACKGROUND.

                    This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Quantum Industrial Partners LDC ("QIP");

               ii)  QIH Management Investor, L.P. ("QIHMI");

               iii) QIH Management, Inc. ("QIH Management");

               iv)  Soros Fund Management LLC ("SFM LLC");

               v)   George Soros ("Mr. Soros");

               vi)  Stanley F. Druckenmiller ("Mr. Druckenmiller");

               vii) S-C Phoenix Holdings, L.L.C. ("Phoenix Holdings");

               viii) Winston Partners, L.P. ("Winston L.P.");

               ix)  Chatterjee Fund Management, L.P. ("CFM");

               x)   Winston Partners II LDC ("Winston LDC");

               xi)  Winston Partners II LLC ("Winston LLC");

               xii) Chatterjee Advisors LLC ("Chatterjee Advisors");

               xiii)Chatterjee  Management  Company  ("Chatterjee  Management");
                    and

               xiv) Dr. Purnendu Chatterjee ("Dr. Chatterjee").


Updated information concerning the officers and directors of QIP and QIHMI is attached hereto as Annex A and incorporated herein by reference. Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex B and incorporated herein by reference.

                                                             Page 17 of 27 Pages


ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

                    On July 31, 1996 each of QIP, Phoenix Holdings, Winston LDC and Winston LLC (each, a "warrant holder") entered into a separate Common Stock Purchase Warrant Agreement, filed as Exhibits J through M, respectively, to the Initial Statement and incorporated herein by reference, (each an "Agreement" and collectively the "Agreements") with the Issuer. Pursuant to Section 3 of each Agreement, given that a Qualified Public Offering (as defined therein) occurred in November 1996, which was prior to the First Anniversary (as defined therein) of the Agreements, each warrant holder is entitled to exercise all but not less then all of their Warrant B Amount (as defined therein) at any time during the period commencing on the First Anniversary (July 31, 1997) and ending on the Expiration Date (as defined therein) (July 31, 1999).

                    Section 1(a)(2) of each Agreement provides that each warrant holder is entitled to either a specified number of Shares (the "Warrant B Fixed Share Amount"), as set forth in each Agreement, or the number of Shares derived from multiplying a fixed number (which is different for each warrant holder and is set forth in each of the Agreements) by the number of days from and including the date of execution of the Agreements (July 31, 1996) until and including the date of exercise of the Warrant B Amount (the "Warrant B Variable Share Amount"). At no time during the exercise period is the number of Shares each warrant holder could obtain pursuant to the Warrant B Variable Share Amount greater than the number of Shares obtainable pursuant to the Warrant B Fixed Share Amount. Therefore, for the purposes of this Amendment, in determining the number of Shares of which each Reporting Person may be deemed the beneficial owner, the number of Shares obtainable pursuant to the Warrant B Fixed Share Amount will be assumed.

                    In addition, Section 1(a)(2) of each Agreement provides that upon exercise of the Agreement, pursuant to which the warrant holder will receive the Warrant B Amount, the warrant holder will be entitled to an additional number of Shares equal to a specified dollar amount set forth in each Agreement divided by the Market Price (as defined therein) (the "Market Price Shares"). Each Agreement defines Market Price as "the volume-weighted average sales price per Share during a period of 21 days consisting of the day as of which the "Market Price" is being determined and the 20 consecutive business days prior to such day." For the purposes of this Amendment, in determining the number of Market Price Shares to which each warrant holder is entitled, an assumption has been made that the Market Price is $9.12. This assumption is based on utilizing the date of June 2, 1997 for determining the Market Price. The Market Price fluctuates on a daily basis, and the Market Price set forth above is assumed solely for the purposes of this filing.

                    The information set forth below with respect to the number of Market Price Shares which may be issued to any warrant holder shall not be deemed an admission that any Reporting Person is the beneficial owner of any such Shares.

          (a) (i) Excluding the Market Price Shares, each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 796,950 Shares held for the account of QIP (approximately 4.40% of the total number of Shares outstanding assuming the exercise of all warrants held for the account of QIP, but excluding the Market Price Shares). This number consists of
(A) 483,000 Shares held for the account of QIP, (B) 169,050 Shares issuable upon exercise of 169,050 $.01 warrants (the "Warrant A Amount" as defined in QIP's Agreement) held for the account of QIP and (C) 144,900 Shares issuable pursuant to the Warrant B Fixed Share Amount.

                                                             Page 18 of 27 Pages

                    Based on the assumptions set forth above with respect to the Market Price Shares, and given a specified dollar amount of $5,000,000 (as set forth in QIP's Agreement), the aggregate number of Shares of which QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed a beneficial owner if the Market Price Shares held for the account of QIP were included is 1,345,196 (approximately 7.22% of the total number of Shares which would be outstanding assuming the exercise or conversion by QIP of all convertible or exercisable securities held for its account, including 548,246 Market Price Shares (the "QIP Market Price Shares")).

               (ii) Excluding the Market Price Shares, Mr. Soros may be deemed the beneficial owner of 1,275,119 Shares (approximately 6.98% of the total number of Shares outstanding assuming the exercise of all warrants held for the accounts of Phoenix Holdings and QIP, but excluding the Phoenix Holdings and QIP Market Price Shares). This number consists of (A) 289,800 Shares held for the account of Phoenix Holdings, (B) 101,430 Shares issuable upon the exercise of 101,430 $0.01 warrants (the "Warrant A Amount" as defined in Phoenix Holdings' Agreement) held for the account of Phoenix Holdings, (C) 86,939 Shares issuable pursuant to Phoenix Holdings' Warrant B Fixed Share Amount and (D) the 796,950 Shares which QIP may be deemed to own beneficially.

                    Based on the assumptions set forth above with respect to the Market Price Shares and given a specified dollar amount of $5,000,000 for QIP (as set forth in QIP's Agreement) and a specified dollar amount of $3,000,000 for Phoenix Holdings (as set forth in Phoenix Holdings' Agreement), the aggregate number of Shares of which Mr. Soros may be deemed a beneficial owner if the Market Price Shares held for the accounts of QIP and Phoenix Holdings were included is 2,152,312 (approximately 11.23% of the total number of Shares which would be outstanding assuming the exercise or conversion by QIP and Phoenix Holdings of all convertible or exercisable securities held for their accounts, including the Market Price Shares). This number includes the QIP Market Price Shares and the Phoenix Holdings Market Price Shares (as defined below).

               (iii)Excluding the Market Price Shares, each of Phoenix Holdings, Winston L.P. and CFM may be deemed the beneficial owner of the 478,169 Shares held for the account of Phoenix Holdings (approximately 2.66% of the total number of Shares outstanding assuming the exercise of all warrants held for its account, but excluding the Market Price Shares). This number consists of
(A) 289,800 Shares held for the account of Phoenix Holdings, (B) 101,430 Shares issuable upon exercise of the 101,430 $.01 warrants (the "Warrant A Amount" as defined in Phoenix Holdings' Agreement) held for the account of Phoenix Holdings and (C) 86,939 Shares issuable pursuant to the Warrant B Fixed Share Amount.

                    Based on the assumptions set forth above with respect to the Market Price Shares and given a specified dollar amount of $3,000,000 (as set forth in Phoenix Holdings' Agreement), the aggregate number of Shares of which Phoenix Holdings may be deemed a beneficial owner if the Market Price Shares held for the account of Phoenix Holdings were included is 807,116 (approximately 4.41% of the total number of Shares which would be outstanding assuming the exercise or conversion by Phoenix Holdings of all convertible or exercisable securities held for its account, including 328,947 Market Price Shares (the "Phoenix Holdings Market Price Shares")).

               (iv) Excluding the Market Price Shares, Winston LDC may be deemed the beneficial owner of 215,537 Shares (approximately 1.21% of the total number of Shares outstanding assuming exercise of all of warrants held for its account, but excluding the Market Price Shares). This number consists of (A) 132,824

                                                             Page 19 of 27 Pages

Shares held for its account, (B) 46,489 Shares issuable upon exercise of the 46,489 $.01 warrants (the "Warrant A Amount" as defined in Winston LDC's Agreement) held for its account and (C) 36,224 Shares issuable pursuant to the Warrant B Fixed Share Amount.

                    Based on the assumptions set forth above with respect to the Market Price Shares and given a specified dollar amount of $1,375,000 (as set forth in Winston LDC's Agreement), the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner if the Market Price Shares held for the account of Winston LDC were included is 366,305 (approximately 2.03% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC of all convertible or exercisable securities held for its account, including 150,768 Market Price Shares (the "Winston LDC Market Price Shares")).

               (v) Excluding the Market Price Shares, Winston LLC may be deemed the beneficial owner of 99,618 Shares (approximately 0.56% of the total number of Shares outstanding assuming exercise of all warrants held for its account, but excluding the Market Price Shares). This number consists of (A) 60,375 Shares held for its account, (B) 21,131 Shares issuable upon exercise of the 21,131 $.01 warrants (the "Warrant A Amount" as defined in Winston LLC's Agreement) held for its account and (C) 18,112 Shares issuable pursuant to the Warrant B Fixed Share Amount.

                    Based on the assumptions set forth above with respect to the Market Price Shares and given a specified dollar amount of $625,000 (as set forth in Winston LLC's Agreement), the aggregate number of Shares of which Winston LLC may be deemed a beneficial owner if the Market Price Shares held for the account of Winston LLC were included is 168,149 (approximately 0.94% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LLC of all convertible or exercisable securities held for its account, including 68,531 Market Price Shares (the "Winston LLC Market Price Shares")).

               (vi) Excluding the Market Price Shares, Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 315,155 Shares (approximately 1.76% of the total number of Shares outstanding assuming the exercise of all warrants held for the accounts of Winston LDC and Winston LLC, but excluding the Winston LDC and Winston LLC Market Price Shares). This number consists of (A) 215,537 Shares which Winston LDC may be deemed to own beneficially and (B) 99,618 Shares which Winston LLC may be deemed to own beneficially.

                    Based on the assumptions set forth above with respect to the Market Price Shares and given a specified dollar amount of $1,375,000 for Winston LDC (as set forth in Winston LDC's Agreement) and a specified dollar amount of $625,000 for Winston LLC (as set forth in Winston LLC's Agreement), the aggregate number of Shares of which Chatterjee Management and Chatterjee Advisors may be deemed a beneficial owner if the Winston LDC and Winston LLC Market Price Shares were included is 534,454 (approximately 2.95% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC and Winston LLC of all convertible or exercisable securities held for their accounts, including the Winston LDC and Winston LLC Market Price Shares).

               (vii)Excluding the Market Price Shares, Dr. Chatterjee may be deemed the beneficial owner of 1,590,274 Shares (approximately 8.64% of the total number of Shares outstanding assuming the exercise of all warrants held for the accounts of QIP, Phoenix Holdings, Winston LDC and Winston LLC, but excluding the QIP, Phoenix Holdings, Winston LDC and Winston LLC Market Price Shares). This number consists of (A) 315,155 Shares which Chatterjee Management and Chatterjee Advisors may be deemed to own beneficially, (B) 478,169 Shares

                                                             Page 20 of 27 Pages


which Phoenix Holdings, CFM and Winston L.P. may be deemed to own beneficially and (C) 796,950 Shares which QIP may be deemed to own beneficially.

                    Based on the assumptions set forth above with respect to the Market Price Shares and given the specified dollar amounts set forth above in each of QIP's, Phoenix Holdings', Winston LDC's and Winston LLC's Agreements, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner if the QIP, Phoenix Holdings, Winston LDC and Winston LLC
Market Price Shares were included is 2,686,766 (approximately 13.78% of the total number of Shares which would be outstanding assuming the exercise or conversion by QIP, Phoenix Holdings, Winston LDC and Winston LLC of all convertible or exercisable securities contained in the Agreement held for their accounts, including the QIP, Phoenix Holdings, Winston LDC and Winston LLC Market Price Shares).


          (b) (i) Each of QIP, QIHMI (pursuant to QIP's constituent documents), QIH Management (by virtue of its position as sole general partner of QIHMI), SFM LLC (by virtue of the QIP contract), Mr. Soros (as a result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM
LLC) and Dr. Chatterjee (as a result of his position as a sub-advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of QIP.

               (ii) Phoenix Holdings may be deemed to have the sole power to vote and dispose of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for its account. Mr. Soros and Winston L.P. (in their capacity as managing members of Phoenix Holdings) may be deemed to have shared power to direct the voting and disposition of such Shares. CFM (in its capacity as sole general partner of Winston L.P.) and Dr. Chatterjee (in his capacity as sole general partner of
CFM) may be deemed to have the shared power to direct the voting and disposition of such Shares.

               (iii)Each of Winston LDC, Chatterjee Advisors (in its capacity as manager of Winston LDC), Chatterjee Management (in its capacity as investment advisor to Winston LDC) and Dr. Chatterjee (in his capacity as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of Winston LDC.

               (iv) Each of Winston LLC, Chatterjee Advisors (in its capacity as manager of Winston LLC), Chatterjee Management (in its capacity as investment advisor to Winston LLC) and Dr. Chatterjee (in his capacity as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of Winston LLC.

          (c) Except as disclosed above, there have been no transactions effected with respect to the Shares since April 12, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d)  (i)  The  shareholders  of  QIP,   including  Quantum  Industrial
Holdings Ltd., a British Virgin Islands international business company, have the

                                                             Page 21 of 27 Pages

right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, and Shares issuable upon conversion of the Warrant A Amount and Warrant B Amount, held for the account of QIP in accordance with their ownership interests in QIP.

               (ii) The members of Phoenix Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares, and Shares issuable upon conversion of the Warrant A Amount and Warrant B Amount, held for the account of Phoenix Holdings in accordance with their ownership interests in Phoenix Holdings.

               (iii)The shareholders of Winston LDC, including Winston Offshore, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares, and Shares issuable upon conversion of the Warrant A Amount and Warrant B Amount, held by Winston LDC in accordance with their ownership interests in Winston LDC.

               (iv) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares, and Shares issuable upon conversion of the Warrant A Amount and Warrant B Amount, held by Winston LLC in accordance with their ownership interests in Winston LLC.

          (e)       Not applicable.

                    Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of Phoenix Holdings and QIP. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares not held directly for the accounts Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares not held directly for its account. Winston LLC expressly disclaims beneficial ownership of any Shares not held directly for its account. Each of Winston L.P., CFM and Phoenix Holdings expressly disclaims beneficial ownership of any Shares not held directly for the account of Phoenix Holdings.


ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

                    A. Power of Attorney, dated January 1, 1997, granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                    B. Power of Attorney, dated January 1, 1997, granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                    C. Joint Filing Agreement, dated as of January 1, 1997, by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller, Phoenix Holdings, Winston L.P., CFM, Winston LDC, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                                                             Page 22 of 27 Pages

                    D. Power of Attorney, dated May 23, 1996, granted by QIP in favor of Mr. Gary Gladstein and Mr. Sean Warren and Mr. Michael Neus (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

                    E. Power of Attorney, dated May 31, 1995, granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz (filed as Exhibit E to the Initial Statement and incorporated herein by reference).

                    F. Power of Attorney, dated October 25, 1996, granted by Winston LDC in favor of Mr. Peter Hurwitz (filed as Exhibit E to the Initial Statement and incorporated herein by reference).

                    G. Securities Purchase Agreement dated July 31, 1996 among the Issuer, QIP, Phoenix Holdings, Winston LDC and Winston LLC (filed as Exhibit
10.15 to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-10975) and incorporated herein by reference).

                    H. Securityholders Agreement dated July 31, 1996 by and among the Issuer, K. Paul Singh, QIP, Phoenix Holdings, Winston LDC and Winston LLC (filed as Exhibit 10.10 to the Issuer's Form S-1 Registration No. 333-10875) and incorporated herein by reference).

                    I. Registration Rights Agreement dated July 31, 1996 by and among the Issuer, QIP, Phoenix Holdings, Winston LDC and Winston LLC (filed as
Exhibit 10.11 to the Issuer's Form S-1 (Registration No. 333-10875) and incorporated herein by reference).

                    J. Form of the Common Stock Purchase Warrant issued to QIP (filed as Exhibit J to the Initial Statement and incorporated herein by reference).

                    K. Form of the Common Stock Purchase Warrant issued to Phoenix Holdings (filed as Exhibit K to the Initial Statement and incorporated herein by reference).

                    L. Form of the Common Stock Purchase Warrant issued to Winston LLC (filed as Exhibit L to the Initial Statement and incorporated herein by reference).

                    M. Form of the Common Stock Purchase Warrant issued to Winston LDC (filed as Exhibit M to the Initial Statement and incorporated herein by reference).

                                                             Page 23 of 27 Pages

                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 11, 1997                    QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its Sole General Partner


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Vice President


                                        QIH MANAGEMENT, INC.


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President

                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS



                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact

                                                             Page 24 of 27 Pages


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        S-C PHOENIX HOLDINGS, LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Manager


                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             its General Partner

                                             By:  Purnendu Chatterjee,
                                                  its General Partner


                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

                                                             Page 25 of 27 Pages

                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             its General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                        WINSTON PARTNERS II LDC


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                        WINSTON PARTNERS II LLC

                                        By:  Chatterjee Advisors LLC,
                                             its Manager


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Manager


                                        CHATTERJEE ADVISORS LLC


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager


                                        CHATTERJEE MANAGEMENT COMPANY


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                        PURNENDU CHATTERJEE


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 26 of 27 Pages

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------

Curacao Corporation           Managing Director of          Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles          Willemstad
  Managing Director           corporations                  Curacao,
  (Netherlands Antilles)                                    Netherlands Antilles


Inter Caribbean Services      Administrative services       Citco Building
  Limited                                                   Wickhams Cay
  Secretary                                                 Road Town
  (British Virgin Islands)                                  British Virgin
                                                             Islands


                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------

Gary Gladstein                Managing Director of          888 Seventh Avenue
Director and President        SFM LLC                       33rd Floor
(United States)                                             New York, New York
                                                            10106

Sean C. Warren                Managing Director of          888 Seventh Avenue
Director, Vice President      SFM LLC                       33rd Floor
and Secretary                                               New York, New York
(United State)                                              10106


Peter Streinger               Chief Financial Officer       888 Seventh Avenue
Treasurer                     of SFM LLC                    33rd Floor
(United States)                                             New York, New York
                                                            10106

Michael C. Neus               Assistant General             888 Seventh Avenue
Vice President and            Counsel of SFM LLC            33rd Floor
Assistant Secretary                                         New York, New York
(United States)                                             10106


To the best of the Reporting Persons' knowledge:

(a)      None of the above persons holds any Shares.
(b)      None  of  the   above   persons   has  any   contracts,   arrangements,
         understandings or relationships with respect to the Shares.

                                                             Page 27 of 27 Pages

                                     ANNEX B



                    The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                   Scott K. H. Bessent
                                     Walter Burlock
                                    Brian J. Corvese
                                   Jeffrey L. Feinberg
                                      Arminio Fraga
                                     Gary Gladstein
                                        Ron Hiram
                                    Robert K. Jermain
                                     David N. Kowitz
                                   Alexander C. McAree
                                      Paul McNulty
                                  Gabriel S. Nechamkin
                                       Steven Okin
                                      Dale Precoda
                                   Lief D. Rosenblatt
                                     Mark D. Sonnino
                                 Filiberto H. Verticelli
                                     Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a)  None of the above persons holds any Shares.
          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.